SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, July 28, 2014 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3),  the largest low-cost and low-fare airline in Latin America announces its preliminary traffic figures for June 2014. Comparisons refer to June 2013, 2Q13 and 6M13.

OPERATING DATA	June 2014	June 2013	% Chg.	2Q14	2Q13	% Chg.	6M14	6M13	% Chg.
			(YoY)			(YoY)			(YoY)
Total System
ASK (mm)	3,791.1	3,982.3	-4.8%	11,618.3	12,178.6	-4.6%	24,147.1	24,508.9	-1.5%
RPK (mm)	2,839,8	2,808.3	1.1%	8,733.9	8,248.6	5.9%	18,273.1	16,540.6	10.5%
Load Factor	74.9%	70.5%	4.4p.p.	75.2%	67.7%	7.4p.p.	75.7%	67.5%	8.2p.p.
Domestic Market
ASK (mm)	3,315.9	3,546.0	-6.5%	10,212.9	10,869.7	-6.0%	21,288.3	21,767.1	-2.2%
RPK (mm)	2,508.8	2,558.2	-1.9%	7,758.7	7,499.4	3.5%	16,260.5	14,914.5	9.0%
Load Factor	75.7%	72.1%	3.5p.p.	76.0%	69.0%	7.0p.p.	76.4%	68.5%	7.9p.p.
International Market
ASK (mm)	475.2	436.3	8.9%	1,405.4	1,308.8	7.4%	2,858.7	2,741.8	4.3%
RPK (mm)	331.1	250.1	32.4%	975.2	749.2	30.2%	2,012.7	1,626.2	23.8%
Load Factor	69.7%	57.3%	12.3p.p.	69.4%	57.2%	12.1p.p.	70.4%	59.3%	11.1p.p.

   National Civil Aviation Agency (ANAC) figures for other months.

      During the 2014 FIFA World Cup™, held in Brazil, GOL  operated 28,000 commercial flights, transported 3.4 million passengers and achieved its highest ever load factor, which averaged 81.2%  between June 12 and July 14. Customer satisfaction, measured by an SMS survey, also reached the record level of 8.16  on a scale of 1 to 10, thanks to the total dedication of our Team of Eagles.

      The Domestic Load Factor in 2Q14 and 6M14 came to 76.0% and 76.4%,  respectively, both period records.

      The new Load Factor level, together with the continuing upturn in yield, which increased by close to 15%  in 2Q14, fueled PRASK, which climbed by approximately 27%  in year-over-year, underlining the Company’s new level of execution.

      Domestic Supply had 6.0%  cut in 2Q14 and 2.2% cut in 6M14, reflecting the Company’s flexibility in adapting its domestic capacity and in line with its guidance of a reduction between 3% and  1%.

      Domestic  Demand increased by 3.5% in the quarter and 9.0% in the first six months. It is worth noting that June’s numbers reflect only part of the traffic related to the World Cup, which began on the 12th.

      The number of Passengers on-board reached a record of 19 million in the first six months of the year, 10% more than in 6M13. In June, GOL carried 2.8 million passengers in the domestic market, stable in relation to the same month last year, thanks to the Company’s focus on adapting its route network during the World Cup, which offset the decline in corporate demand in the period.

      International Demand in 2Q14 grew by 30.2%, fueled by the 12.1p.p.  increase in the international load factor. The Company remains focused on increasing its international market presence, launching new routes in the quarter between São Paulo (Brazil) and Santiago (Chile), and Campinas (Brazil) and Miami (USA).

1	GOL Linhas Aéreas Inteligentes S.A

Conference Calls

English	Portuguese
July 28, 2014	July 28, 2014
11:00 a.m. (US ET)	10:00 a.m. (US ET)
12:00 p.m. (Brasília Time)	11:00 a.m. (Brasília Time)
Phone: +1 (412) 317-6776	Phone: +55 (11) 2188-0155
Code: GOL	Code: GOL

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America offering, under the GOL and VARIG brands, around 910 daily flights to 67 destinations, 15 of which international in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.